U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

        KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

        5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F                 Form 40-F   X

    [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes                         No   X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

    N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number

1.	Notice of Meeting and Management Information Circular dated March 22, 2002 for Registrant's Annual and Special Meeting of Shareholders held on May 1, 2003	4
2.	Press release dated May 15, 2003	33
3.	Press release dated May 22, 2003	34
4.	Report Pursuant to Section 114 of the Regulation to the Securities Act (Quebec)	35

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.
Dated: May 27, 2003	By:	/s/ W. Shaun Jackson
W. Shaun Jackson Executive Vice President and Chief Financial Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS

It is my great pleasure to invite you to join our Board of Directors and the senior management of Kingsway Financial Services Inc. at our next annual and special meeting, which convenes at 4:00 p.m. (Toronto time) on May 1, 2003 at the Design Exchange at 234 Bay Street, Toronto, Ontario.

I urge you to attend if you can. This occasion is your opportunity to receive a first-hand account of how Kingsway Financial Services Inc. performed over the past 12 months, as well as to hear our plans for the future.

Should you have any questions for senior management, the annual meeting is an excellent place to raise them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you this May in Toronto.

Sincerely,

(SIGNED) WILLIAM G. STAR
Chairman, President and	March 21, 2003
Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the shareholders of Kingsway Financial Services Inc. (the “Corporation”) will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday May 1, 2003 at 4:00 p.m. (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To appoint auditors;

4.	To consider and, if thought appropriate, pass a resolution, with or without variation, amending the Corporation’s stock option plan by (a) limiting the number of options that may be granted to an Outside Director to 5,000 per year, (b) decreasing the maximum exercise period from ten years to five years for options granted after February 11, 2003, and (c) increasing the maximum number of common shares issuable under the stock option plan from 3,400,000 to 4,800,000; and

5.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 4:00 p.m. (Toronto time) on April 29, 2003.

By Order of the Board

(signed) W. Shaun Jackson Executive Vice-President and Chief Financial Officer

Toronto, Ontario
March 21, 2003

KINGSWAY FINANCIAL SERVICES INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Kingsway Financial Services Inc. (the “Corporation” or “KFSI”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation (the “shareholders”) to be held on Thursday, May 1, 2003, at 4:00 p.m. (Toronto time), or any adjournment thereof, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Circular, the Notice of Meeting and accompanying Proxy are being mailed on or about April 3, 2003.

QUORUM

A quorum is required in order for the Meeting to be properly constituted. Twenty-five percent (25%) of the common shares in the capital of the Corporation (“Common Shares” or “shares”) must be present in person or represented by proxy at the Meeting in order to form a quorum.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on March 20, 2003, 48,904,348 Common Shares were outstanding and entitled to vote. Each Common Share is entitled to one (1) vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol KFS.

As of March 20, 2003, to the knowledge of the directors and officers of the Corporation, no person beneficially owned or exercised control or direction over more than ten (10%) percent of the outstanding Common Shares.

All information is as at March 20, 2003, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:	Shareholders are voting on the election of directors to the board of directors of the Corporation (the “Board”) for 2003, the appointment of auditors for the Corporation for 2003, the approval of a resolution approving amendments to the Corporation’s amended and restated stock option plan dated May 2001 (the “Stock Option Plan”) by (a) limiting the number of options that may be granted to an Outside Director to 5,000 per year, (b) decreasing the maximum exercise period from ten years to five years for options granted after February 11, 2003 and (c) increasing the maximum number of Common Shares issuable under the Stock Option Plan from 3,400,000 to 4,800,000.

Q:	Who is entitled to vote?

A:	Shareholders as of the close of business on March 20, 2003 (the “Record Date”) are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

If you acquired your shares after the Record Date, please refer to the answer to the question “What if ownership of shares has been transferred after March 20, 2003?” to determine how you may vote such shares.

Q:	How do I vote?

A:	There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of a nominee, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” to determine how you may vote your shares.

Q:	What if I plan to attend the Meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the Meeting on May 1, 2003 and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the Meeting. If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Kingsway Financial Services Inc. and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by the telephone, in writing or in person by the employees of the Corporation and/or Computershare Trust Company of Canada.

Q:	What if I sign the form of proxy enclosed with this Circular?

A:	Signing the enclosed form of proxy gives authority to William G. Star or W. Shaun Jackson, the President and the Executive Vice-President of the Corporation respectively, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these representatives to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?

A:	Return it to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, at “Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1”, or by fax to (416) 981-9803 or 1-866-249-7775, so that it arrives no later than 4:00 p.m. (Toronto time) on April 29, 2003. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of the Corporation no later than 4:00 p.m. (Toronto time) on April 30, 2003 or to the Chairman on the day of the Meeting, May 1, 2003, or any adjournment of the Meeting, prior to the time of voting.

Q:	How will my shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions. In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board, the appointment of auditors and the resolution approving the amendments to the Stock Option Plan.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:	How many shares are entitled to vote?

A:	As of March 20, 2003, there were 48,904,348 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 20, 2003.

Q:	What if ownership of shares has been transferred after March 20, 2003?

A:	The person who acquired such shares after March 20, 2003 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 4:00 p.m. (Toronto time) on April 21, 2003 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:	Who counts the votes?

A:	The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent as follows:
by mail:	or by telephone:
Computershare Trust Company of Canada Proxy Department 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1	within Canada and the United States at 1-800-332-0095 - all other countries (416) 981-9633

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:	There are two ways you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of shares you hold.

For your shares to be voted for you, please follow the voting instructions provided by your nominee. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

Since the Corporation does not have access to the names of its non-registered shareholders, if you attend the Meeting the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee. Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX has implemented rules requiring annual disclosure by corporations having shares listed on the TSX of their approach to corporate governance with specific reference to each of the 14 guidelines established by the TSX for effective corporate governance (the “TSX Guidelines”). In addition, recent regulatory developments in both Canada and the U.S. have been signified by the proposed amendments to the TSX Guidelines, the United States Sarbanes-Oxley Act of 2002 (“SOX”), as well as the NYSE proposed new listing standards (the “NYSE Proposals”).

A detailed description on the Corporation’s governance practices setting forth the Corporation’s compliance with each of the 14 TSX Guidelines and certain requirements of the NYSE Proposals is provided in Schedule “A” to this Circular. The following is an overview on the Corporation’s governance policies and practices, together with reports of Board committees which summarise the mandates and activities of each committee. As provisions of SOX and the NYSE Proposals come into effect, the Board will review and amend its governance practices on an ongoing basis in response to these standards.

OVERVIEW OF CORPORATE GOVERNANCE PRACTICES

Assumption of Responsibilities by the Board of Directors

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation’s assessment and management of such risks. The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board, directly and through the Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems. In 2002, the Board adopted a Disclosure Policy and established a Disclosure Policy Committee consisting of the Chief

Executive Officer, the Executive Vice-President and the Secretary of the Corporation to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries. Input is received at both the Compensation and Management Resources Committee and Board meetings regarding the performance of senior management. Both the Compensation and Management Resources Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

The Board meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items change depending on the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces from time to time. In 2002, the full Board met in person five times and by teleconference on two occasions.

Corporate Governance Principles

In 2002, the Board formally adopted a set of corporate governance principles. These principles provide guidelines on Board size, independence of Board members, nominating and orientation of new directors, retirement and resignation of Board members, conduct of Board meetings, conflicts of interest, share ownership by directors, compensation review, assessing Board and committee performance, interaction with third parties and confidentiality. The principles also require each of the Board committees to adopt a written charter approved by the Board, as well as set out minimum numbers for committee meetings.

Composition of the Board of Directors

The TSX Guidelines define an “inside director” as one who is a member of management of a company; an “outside director” as one who is not an inside director; an “unrelated director” as an outside director who is independent of management of a company and free from any interest, and any business or other relationship, which could, or could reasonably be perceived to, interfere materially with the director’s ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding; a “related director” as a director who is not an unrelated director; and a “significant shareholder” as a shareholder with the ability to exercise a majority of the votes for the election of the board. This Circular adopts such definitions.

The TSX Guidelines states that the board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. Eight individuals are nominees proposed for election. Six of the proposed nominees for director are unrelated directors. The two related directors are William G. Star, the President and Chief Executive Officer of the Corporation and James R. Zuhlke, the President of Kingsway America Inc., a subsidiary of the Corporation.

The Corporation does not have any “significant shareholders” as that term is defined in the TSX Guidelines. The Board believes that the size and composition of the Board serves the Corporation and its shareholders well. The Board believes that all of its directors, including its related directors, make a valuable contribution to the Board and the Corporation. As indicated above, a majority of the Corporation’s directors are unrelated. The two directors who are related possess extensive knowledge of the Corporation’s business and have extensive business experience, both of which have proven to be beneficial to the other directors, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.

Committees

The Board has four committees, an Audit Committee, a Compensation and Management Resources Committee, an Investment Committee and a Nominating Committee. The Board Committees are generally composed of outside directors, a majority of whom are unrelated Directors in accordance with the provisions of the guidelines contained in the TSX Guidelines and are independent directors as outlined in the NYSE Proposals. The composition, mandate and activities of each committee are set out under “Statement of Corporate Governance Practices – Reports of Board Committees” of this Circular.

Board Functioning and Independence

In accordance with the TSX Guidelines, the Corporation has established a process to provide an orientation and education program to new recruits to the Board. Such orientation and education program consists of orientation sessions with management, a review of prior Board activity, and meetings with management of subsidiaries.

The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. In addition, the Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfil its mandate. As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to act as a Conduct Review Committee to review and provide guidance with respect to the appropriateness of actions taken by officers and directors. In 2002, the Board implemented a peer review procedure, whereby the performance of each Board member was reviewed by other Board members and the performance of the Board as a whole was reviewed by Board members.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation’s strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has formally adopted a resolution to meet twice annually, without management present. In addition, the Board conducts a session without management present each year to review the recommendations of the Compensation and Management Resources Committee. The Compensation and Management Resources Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to annually meet with the Corporation’s auditors without management present.

In February, 2003, the Board formally created the position of Lead Director. The Lead Director’s responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer, both the agenda for Board meetings and procedures to govern the Board’s performance, and chairing the meetings of directors where management is not present. The Board has appointed F. Michael Walsh as the Lead Director of the Corporation.

In accordance with the provisions of the TSX Guidelines, the Board has implemented a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an adviser.

In addition, the charter established by each of the Audit Committee, the Compensation and Management Resources Committee, the Investment Committee and the Nominating Committee provides for authority for each such committee to engage internal and external legal, accounting and other advisors, and for the committee to determine the funding necessary for compensation to such advisors.

Shareholder Communications

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases. The Board has specifically adopted a disclosure policy in furtherance of these goals.

Management of the Corporation is receptive to shareholder feedback in any form. It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation’s policies in respect to confidentiality and disclosure.

The Board is satisfied that the Corporation’s comprehensive governance program is consistent with, and in many instances goes beyond, the TSX Guidelines. A detailed comparison of the Corporation’s governance procedures compared with the TSX Guidelines is set forth in Schedule “A” to this Circular.

Code of Business Conduct and Ethics

In 2003, the Corporation formally adopted a Code of Business Conduct and Ethics and related policies, which sets high standards for ethical behaviour throughout the organization.

The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences.

REPORTS OF BOARD COMMITTEES

Report of the Audit Committee

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with the Corporation’s auditors, actuaries and Chief Financial Officer. In 2002, the Audit Committee formally adopted an Audit Committee charter, which sets forth purposes of the Audit Committee and guidelines for its practices.

Under its charter, the Audit Committee’s primary duties and responsibilities are:

•	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

•	to monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

•	to monitor the independence and performance of the Corporation's external auditors and the external appointed actuary;

•	to provide an avenue of communication among the external auditors, external appointed actuary, management and the Board; and

•	to review the annual audited financial statements with management and the external auditors.

In carrying out its duties and responsibilities, the Audit Committee is required to perform the following tasks:

Review Procedures

•	reviewing and reassessing the adequacy of its charter at least annually and submit the charter to the Board for approval;

•	reviewing the Corporation’s annual audited financial statements and related documents prior to filing or distribution; reviewing should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments;

•	annually, in consultation with management, external auditors, and external appointed actuary, considering the integrity of the Corporation’s financial reporting processes and controls; discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; reviewing significant findings prepared by the external auditors together with management’s responses;

•	reviewing the effectiveness of the overall process for identifying the principal risks affecting financial reporting and providing the Committee’s view to the Board;

•	reviewing the Corporation’s quarterly financial results and related documents prior to the release of earnings and/or the Corporation’s quarterly financial statements prior to filing or distribution shall be reviewed by the full Board;

External Auditors

•	reviewing the independence and performance of the auditors and annually recommending to the Board the appointment of the external auditors or approving any discharge of auditors when circumstances warrant;

•	approving the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services;

•	reviewing and discussing annually with the external auditors all significant relationships they have with the Corporation that could impair the auditors’ independence;

•	reviewing the external auditors’ audit plan – discussing and approving audit scope, staffing, locations, reliance upon management and general audit approach;

•	prior to releasing the year-end earnings, discussing the results of the audit with the external auditors; discussing certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

•	considering the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in the Corporation’s financial reporting;

•	considering the external appointed actuary’s judgment about appropriateness of management’s selection of assumptions and methods to determine the unpaid claims liabilities included in the Corporation’s year-end financial statements;

Internal Audit and Legal Compliance

•	reviewing significant internal audit reports together with management's response and following-up these reports;

•	reviewing at least annually with the Corporation’s counsel any legal matters that could have a significant impact on the Corporation’s financial statements, its compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

Other Audit Committee Responsibilities

•	annually assessing the effectiveness of the Committee against its charter and reporting the results of the assessment to the Board;

•	establishing, reviewing, and updating periodically the Corporation’s Code of Business Conduct and Ethics and ensuring that management has established a system to enforce this Code;

•	reviewing financial and accounting personnel succession planning within the Corporation; and

•	annually reviewing a summary of directors' and officers' related party transactions and potential conflicts of interest.

In addition to the above, Audit Committee during 2002 reviewed the applicability of certain regulatory rules to the operation and preparation of financial statements for the Corporation.

The Audit Committee’s charter requires all Committee members satisfy the applicable independence requirements of the TSX and other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2002, the Committee was comprised of Messrs. Atkins, Di Giacomo and Walsh, each of whom met the independence and the financial literacy requirements of the TSX Guidelines and the NYSE Proposals.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2002.

(signed) David H. Atkins
Chair

Report of the Compensation and Management Resources Committee

Mandate and Activities of the Compensation and Management Resources Committee

The Compensation Committee of the Corporation was renamed the Compensation and Management Resources Committee in 2002. This Committee formally adopted its charter in 2002. Under its charter, the primary purposes of the Committee are:

•	to assist the Board in discharging its responsibilities in respect of compensation of the Corporation’s executive officers, including setting salary and annual bonus levels for the Corporation’s senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;

•	to produce an annual report for inclusion in the Corporation's information circular on executive compensation;

•	to provide recommendations to the Board in connection with directors' compensation; and

•	to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

In carrying out its primary purposes, the Committee is required to perform the following work:

•	developing guidelines and approving corporate goals relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of these goals and objectives, recommending to the Board the Chief Executive Officer’s compensation based on this evaluation, and producing an annual report on executive compensation for inclusion in the Corporation’s management information circular, in accordance with applicable rules and regulations;

•	reviewing the annual performance evaluations of all senior officers;

•	making recommendations to the Board with respect to incentive-compensation plans and equity-based plans, and establishing criteria for the granting of options to the Corporation’s officers and other employees and reviewing and approving the granting of options in accordance with such criteria;

•	developing plans for managerial succession of the Corporation;

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board; and

•	reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

The Committee’s charter requires that Committee members satisfy the applicable independence requirements of the TSX and other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2002, the Committee was comprised of Messrs. Beamish, Di Giacomo and Gluckstein, each of whom met the independence requirements of the TSX and the NYSE.

Report on Executive Compensation

Compensation Philosophy

The Corporation’s executive officer compensation plan is intended to provide an appropriate overall compensation package that will permit the Corporation to attract and retain highly qualified and experienced senior executive officers and to encourage superior performance by the Corporation. The Corporation’s compensation policies are intended to motivate individuals to achieve results at the specific subsidiary at which they are employed as well as compensation based upon overall corporate results. In addition, the Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. Among other things, the Board encourages equity ownership by executive officers.

The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus, and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American insurance companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation with respect to relative share price performance, cost factors and reserve/resource expansion.

Cash bonuses and stock options are directly related to the overall performance of the Corporation, the performance of the particular subsidiary at which the individual is employed and the individual’s contribution. The modifying factors and their respective weight are reviewed by the Compensation and Management Resources Committee. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value.

Base Salary

The base salary for the President and Chief Executive Officer and each Named Executive Officer is reviewed annually by the Compensation and Management Resources Committee within the context of individual and corporate performance and market competitiveness. The market assessment is based primarily on the compensation practices of similar insurance companies for comparable positions, taking into consideration the magnitude, complexity and incumbent experience.

Stock Options

The purpose of the Corporation’s stock option is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by giving an opportunity to purchase Common Shares on a favorable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock options are granted in accordance with the Stock Option Plan approved by the shareholders at not less than the closing price of the Common Shares on the business day immediately prior to the date of grant.

President and Chief Executive Officer

The Compensation and Management Resources Committee and the Board continue to be of the view that Mr. Star provides the leadership that permitted the Corporation to take advantage of market conditions in 2002, considerably out perform Kingsway’s competitors and achieve record results and in making their compensation decision they considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation.

The President and Chief Executive Officer’s compensation consists of a base salary, an annual cash bonus and various perquisites. In 2002, the base salary accounted for approximately 63% of all cash compensation paid to the President and Chief Executive Officer. Pursuant to the Corporation’s bonus plan, bonus awards may be made to the President and Chief Executive Officer and other senior executives based upon several factors including, the Corporation’s return on equity, the performance of the department with respect to which such senior executive has responsibility, and the achievement of stipulated individual goals of such senior executive. In 2002, discretion permitted under the Plan was exercised to award bonuses where certain performance criteria had not been achieved. The Compensation and Management Resources Committee exercised this discretion as a result of the strong performance of the Corporation relative to its peers and as a result of significant improvements achieved in respect of other criteria.

Going forward, the Compensation and Management Resources Committee and, as appropriate, the Board, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and Chief Executive Officer.

This report is submitted by the Compensation and Management Resources Committee.

(signed) Bernard Gluckstein
Chair

Report of the Investment Committee

In 2003, the Investment Committee formally adopted its charter. Under its charter, the primary purposes of the Investment Committee are:

•	to assist the Board and management in respect of the management of the invested assets of the Corporation and its subsidiaries;

•	to develop and monitor investment policies and guidelines for the Corporation and its subsidiaries;

•	to provide recommendations to the Board in connection with the hiring of external managers;

•	to meet with and monitor the performance of external managers; and

•	to produce an annual report for inclusion in the Corporation's information circular.

To accomplish its purposes, the Investment Committee is required to perform the following tasks:

•	developing and reviewing the investment policies and guidelines from time to time;

•	reviewing the investment activities of the Corporation to ensure that they are within the guidelines established by the investment policies from time to time approved by the Board;

•	reviewing compliance with the investment policies and guidelines adopted from time to time by the Corporation’s subsidiaries and any external managers;

•	monitoring the performance of external investment managers;

•	making recommendations to the Board with respect to the asset mix for the investment assets of the Corporation and its subsidiaries;

•	making recommendations to the Board with respect to the appointment of new external investment managers;

•	making recommendations to the Board with respect to the amounts allocated to individual investment managers from time to time; and

•	preparing a report for inclusion in the Corporation's information circular.

Pursuant to its charter, the majority of Investment Committee members must satisfy the applicable independence requirements of the TSX and other regulatory requirements.

During the fiscal year of the Corporation ending December 31, 2002, the Committee was comprised of Messrs. Di Giacomo, Star, Walsh and Zuhlke. In 2003, Mr. Zuhlke resigned from the Investment Committee and accordingly the majority of directors on the Investment Committee meet the independence requirements of the TSX and the NYSE.

During 2002, the Investment Committee met with the Investment Managers retained by the Corporation on two occasions and reviewed reports provided by such Investment Managers on a more frequent basis. The Investment Committee reported to the Board on its findings and made recommendations with respect to the investment activities of the Corporation.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2002.

(signed) Thomas A. Di Giacomo
Chair

Report of the Nominating Committee

The Nominating Committee was established in November 2001 by the Corporation. In 2003, the Nominating Committee adopted a formal charter. Pursuant to its charter, the primary objectives of the Nominating Committee are to assist the Board by:

•	identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each next annual meeting of the Corporation’s stockholders; and

•	ensuring that the Audit Committee, Investment Committee, Nominating Committee and Compensation and Management Resources Committee of the Board have the benefit of qualified and experienced “independent” directors.

To accomplish its objectives, the Nominating Committee is required to perform the following tasks:

•	developing policies on the size and composition of the Board;

•	reviewing possible candidates for Board membership consistent with the Board's criteria for selecting new directors;

•	conducting a performance evaluation of the individual directors and of the Board as a whole on an annual basis;

•	annually recommending a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Corporation's stockholders;

•	making recommendations to the Board relating to composition of Board committees;

•	making recommendations with respect to the composition and size of boards of directors of the Corporation's subsidiaries;

•	advising the Board on committee member qualifications, committee member appointments and removals, committee structure and operations (including authority to delegate to subcommittees), and committee reporting to the Board;

•	maintaining an orientation program for new directors and a continuing education program for all directors; and

•	annually reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

The charter of the Nominating Committee requires that all committee members satisfy the applicable independence requirements of the TSX and other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2002, the Committee was comprised of Messrs. Atkins, Walsh and Star. In December, 2002, Mr. Star resigned from the Nominating Committee and has been replaced by J. Brian Reeve. Accordingly, all members of the Nominating Committee satisfy the independence requirements of the TSX Guidelines and the NYSE Proposals.

The Nominating Committee met twice in 2002 and is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2002.

(signed) F. Michael Walsh
Chair

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

HOW WAS THE BOARD COMPENSATED IN 2002?

•	Number of directors at March 20, 2003: 9 (7 non-employee, 2 management)

•	Directors' compensation is paid only to non-employee directors

•	Annual retainer: $15,000 per year in 2002

•	Board meeting fee: $1,500

•	Committee meeting fee: $1,500 per meeting

•	Committee Chair retainers: $2,000

•	Board and Committee Fee for outside directors sitting on boards of subsidiaries: $5,000 retainer and $1,000 per board or committee meeting

•	Related travel and out-of-pocket expenses

The Corporation has adopted a policy whereby directors of the Corporation other than those employed on a full time basis receive options to acquire shares of the Corporation annually. The number of options is determined by the Board after reviewing the recommendations of the Compensation and Management Resources Committee. Individuals who have served on the Corporation’s Board for more than a full year received options to acquire 5,000 Common Shares with respect to 2002.

SHAREHOLDINGS OF THE BOARD MEMBERS

•	Total Common Shares held by non-employee directors: 155,700(a)

•	Total value of Common Shares held by non-employee directors: $2,452,275(b)

Notes:
(a)	Shareholdings of the non-employee directors as at March 20, 2003.
(b)	Based on the closing price of the Common Shares on the Toronto Stock Exchange as of March 20, 2003: $15.75.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

For the 12-month period ended December 31, 2002

Board	7
Audit Committee	3
Compensation and Management Resources Committee	2
Investment Committee	2
Nominating Committee	2

Total number of meetings held	16

SUMMARY OF ATTENDANCE OF DIRECTORS

For the 12-month period ended December 31, 2002

Director	Board meetings attended	Committee meetings attended

David H. Atkins	7 of 7	5 of 5
John L. Beamish	7 of 7	2 of 2
James P. Corcoran	6 of 7	N/A
Thomas A. Di Giacomo	7 of 7	7 of 7
Bernard Gluckstein	7 of 7	2 of 2
J. Brian Reeve	6 of 7	N/A
William G. Star	7 of 7	4 of 4
F. Michael Walsh	7 of 7	7 of 7
James R. Zuhlke	7 of 7	2 of 2

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with the regulations of the Securities Act (Ontario), sets forth all compensation paid in respect of the individuals who were, at December 31, 2002, the Chief Executive Officer and the next four mostly highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”) whose total salary and bonus was in excess of $100,000 per annum. Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2002 starting January 1, 2002 and ending December 31, 2002.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation(1)

Name and Principal Position	Year	Salary ($)	Bonus(2) ($)	Other Annual Compensation(3) ($)	Securities Under Options Granted (#)	All Other Compensation ($)

William G. Star	2002	505,060	275,000	Nil	100,000	12,875
Chairman, President and Chief	2001	446,980	250,000	Nil	50,000	11,250
Executive Officer	2000	425,420	43,040	Nil	140,000	10,750

W. Shaun Jackson	2002	231,960	125,000	Nil	40,000	5,375
Executive Vice President and Chief	2001	213,660	107,500	Nil	20,000	5,342
Financial Officer	2000	205,240	20,618	Nil	70,000	5,009

James R. Zuhlke	2002	295,693	150,000	Nil	50,000	Nil
President, Kingsway America Inc.(4)	2001	270,154	136,000	Nil	30,000	Nil
	2000	256,923	26,000	Nil	50,000	Nil

G. Steven Smith	2002	190,060	Nil	Nil	Nil	2,564
Vice President, KFSI	2001	187,760	Nil	Nil	10,000	2,250
Executive Vice President and Chief	2000	180,110	10,000	Nil	60,000	Nil
Operating Officer, Kingsway General
Insurance Company

Frank Amodeo(5)	2002	115,505	32,700	Nil	5,000	1,275
Vice President, KFSI	2001	52,938	17,325	Nil	Nil	Nil
	2000	N/A	N/A	N/A	N/A	N/A

(1)	The Corporation has not granted any stock appreciation rights (SAR) or other long term incentive plan (LTIP).
(2)	Includes bonuses earned for the fiscal year whether or not paid in the fiscal year.
(3)	Represents directors’ fees received.
(4)	Amounts, other than directors fees, were paid in U.S. dollars and were converted into Canadian dollar equivalents at the prevailing exchange rate of the year of payment.
(5)	Mr. Amodeo joined the Corporation on July 9, 2001.

2002 Stock Option Grants

The following table sets forth individual grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended December 31, 2002. All of the options granted had an exercise price equal to the market price of Common Shares on the date immediately preceding the date of the grant. The options vest over three years at the rate of 33.33% each year.

Option Grants During Most Recently
Completed Financial Year

Name	Number of securities under options granted(1)	% of total options granted to employees in fiscal 2002	Exercise price ($/security)	Market value of securities underlying options on the date of grant ($/security)	Expiration date

William G. Star	100,000	24	19.66	19.66	February 21, 2012

W. Shaun Jackson	40,000	9	19.66	19.66	February 21, 2012

James R. Zuhlke	50,000	12	19.66	19.66	February 21, 2012

G. Steven Smith	Nil	0	19.66	19.66	February 21, 2012

Frank Amodeo	5,000	1	19.66	19.66	February 21, 2012

(1)	Stock options vest in 33 1/3% increments on the first, second and third anniversaries of the date of their grant.

On February 10, 2003, the Corporation granted 245,000 in total the Named Executive Officers or 47% of the total granted. All of the options granted had an exercise price equal to the market price of Common Shares on the date immediately preceding the date of the grant. The options vest over three years at the rate of 33.33% each year.

Aggregated Options Exercised During Most Recently Completed Financial Year
And Option Values At Financial Year-End

The following table shows the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price of the Common Shares as at December 31, 2002, which was $13.69.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at December 31, 2002 (#)		Value of unexercised in-the-money options at December 31, 2002 ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

William G. Star	Nil	Nil	310,000	180,000	1,193,567	634,533

W. Shaun Jackson	Nil	Nil	133,333	76,667	565,067	297,633

James R. Zuhlke	Nil	Nil	63,333	86,667	415,700	274,300

G. Steven Smith	Nil	Nil	81,333	26,667	348,253	227,067

Frank Amodeo	Nil	Nil	Nil	5,000	Nil	Nil

Indebtedness of Directors and Officers

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2002.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 1998 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Financials Index for the five most recently completed financial years.

Relative Market Performance
January 1, 1998 — December 31, 2002

Directors’ and Officers’ Insurance

The Corporation has directors’ liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $507,350, no part of which is payable by the directors and officers. The annual insurance coverage under the policy is limited to $45,000,000 per policy year.

There is a $1,000,000 deductible provision for any claim made by the Corporation but no such deductible provision for claims is made for claims by any director or officer.

Interests of Insiders and Others in Material Transactions

Except as set forth hereafter, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contracts to which the Corporation is a party.

Interest of Certain Persons in Matters to be Acted Upon

No person who was a director or senior officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors and the matters described under “Matters to be Acted Upon at the Meeting – Amendments to Stock Option Plan” of this Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2002 together with the auditor’s report thereon.

ELECTION OF DIRECTORS

The Board is a variable board consisting of not fewer than one and not more than ten directors. The Board has determined that the number of directors constituting the Board is set at eight.

All eight nominees are members of the Board and have been since the dates indicated below. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth below.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment, the year in which they became directors of the Corporation, the approximate number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 20, 2003, and the number of options held as of March 20, 2003.

Name and municipality of residence	Present principal occupation	Year first became director	Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)	Number of options held

David H. Atkins(2), (5), (7) Toronto, Ontario	Senior Advisor, Lang Michener, a law firm	1999	7,500	15,000

John L. Beamish (3) Burlington, Ontario	President, J. Llewellyn Beamish & Associates Inc., a consulting company	1998	7,000	31,500

Thomas A. Di Giacomo (2), (3), (4) Toronto, Ontario	President, Tadico Limited, an investment company	1995	6,000	31,500

Bernard Gluckstein (3) Toronto, Ontario	Partner, Gluckstein & Associates, a law firm	1989	100,200	31,500

J. Brian Reeve (5) Toronto, Ontario	Partner, Cassels Brock & Blackwell LLP, a law firm	2002	10,000	7,000

William G. Star (4) Mississauga, Ontario	Chairman, President and Chief Executive Officer, KFSI	1989	284,060	540,000

F. Michael Walsh(2), (4), (5), (6) Toronto, Ontario	Private Investor	2000	25,000	15,000

James R. Zuhlke North Barrington, Illinois	President, Kingsway America Inc.	1989	164,900	190,000

(1)	Information supplied by nominees
(2)	Member of the Audit Committee
(3)	Member of the Compensation and Management Resources Committee
(4)	Member of the Investment Committee
(5)	Member of the Nominating Committee
(6)	Lead Director
(7)	Chair of the Audit Committee

The principal occupation for the past five years for each of the nominees was disclosed in the Management Information Circular of the Corporation dated March 27, 2002 for the Corporation’s last shareholders’ meeting.

The Corporation does not have an Executive Committee. The Board has established an Audit Committee, an Investment Committee, a Compensation and Management Resources Committee and a Nominating Committee, details of which are provided under the heading “Statement of Corporate Governance Practices”.

APPOINTMENT OF AUDITORS

Management recommends the re-appointment of KPMG LLP Chartered Accountants, of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders. KPMG LLP has served as the Corporation’s auditors continuously since 1989.

For the year ended December 31, 2002, KPMG LLP was paid fees totalling approximately $2,473,000 for audit and audit related services and $161,000 for all other services. Fees for audit related services amounted to $1,035,000 which included appointed actuary services and KPMG LLP’s reporting in connection with securities issuances by the Corporation and its subsidiaries.

In the past, the directors have reviewed and approved the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services. The Audit Committee Charter now provides for the Audit Committee to establish the auditors’ fees.

As discussed in the “Report of the Audit Committee” in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. Beginning in 2003, the Audit Committee will consider and pre-approve expenditure limits for the Corporation’s auditors and will review and pre-approve the provision of non-audit services by the Corporation’s auditors to ensure they are consistent with maintaining the auditor’s independence.

Shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the appointment of auditors.

AMENDMENTS TO STOCK OPTION PLAN

Shareholders will be asked to consider and, if thought appropriate, to pass a resolution approving several amendments to the Corporation’s Stock Option Plan.

Amendments Proposed

The Stock Option Plan provides that the Board may grant options to directors of the Corporation and its subsidiaries who are not employees or officers of the Corporation or its subsidiaries (the “Outside Directors”) on such terms and conditions determined by the Board subject to the provisions of the Stock Option Plan. The number of options that may be granted to Outside Directors is at the direction of the Board, subject to the restrictions set out in Section 10 of the Stock Option Plan.

To further promote outside directors’ independence and to avoid conflict of interest, many institutional investors have advocated the position that outside directors shall only participate in a company’s stock option plan if the stock option grants to outside directors are clearly defined, contain fixed issue and exercise rules and do not represent excessive dilution. The Board agrees with this position and has decided to remove most of the discretionary power of the Board with respect to the grant of stock options to Outside Directors. The Board considered fixing the number of options awarded annually to directors but determined that a fixed award did not provide flexibility to exercise discretion to withhold option awards to directors if appropriate. Accordingly, the Board determined that establishing a limit for the number of options which may be awarded to Outside Directors was more appropriate if it could meet the concerns that grants to Outside Directors would not be too dilutive. Accordingly, the Board now seeks shareholders’ approval to limit the number of options which may be awarded to an Outside Director to no more than 5,000 per annum.

The Stock Option Plan currently allows options granted thereunder to be exercised for up to 10 years. Management and the Board have determined that options should have a life of five years or less. Accordingly, the Board has decided to amend the Stock Option Plan to shorten the maximum exercise period for options from 10 years to 5 years for options granted after February 11, 2003. This amendment is now being submitted to shareholders for approval.

At the meeting of the Board held on February 10, 2003, the Board approved, subject to regulatory and shareholder approval, an amendment to the Stock Option Plan to increase the maximum number of Common Shares issuable under the Stock Option Plan from 3,400,000 Common Shares to 4,800,000 Common Shares, representing 9.8% of the issued and outstanding Common Shares as at March 20, 2003.

As of March 20, 2003, options to purchase 904,741 Common Shares have been exercised. There were 1,931,750 Common Shares available for issuance upon exercise of options issued under the Stock Option Plan as of March 20, 2003. Because options that are exercised over time do not replenish the number of Common Shares reserved under the Stock Option Plan, the Corporation wishes to reserve a further 1,400,000 Common Shares under the Stock Option Plan. This proposed increase represents 2.9% of the number of Common Shares outstanding as at March 20, 2003.

The number of shares available for issuance under the Stock Option Plan was previously increased in 2001. Since that time, the number of operating subsidiaries has grown and the number of employees and managers necessary to support the Corporation’s growth has increased significantly. The Board believes that it has appropriately awarded stock options based upon the objectives of the Stock Option Plan to heighten the interest of eligible employees, officers and directors in the Corporation’s growth and development, thereby enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Management believes that this amendment will assist the Corporation to continue to provide appropriate incentives to employees, officers and directors of the Corporation and its subsidiaries and to foster long-term dedication to the Corporation and its welfare.

Resolution to be Passed

Shareholders will be asked at the Meeting to consider and, if thought appropriate, pass a resolution, with or without variation, in the form set out below:

"BE IT RESOLVED as a resolution of the shareholders of Kingsway Financial Services Inc. that:

(a)	the amended and restated stock option plan dated May 2001 be further amended:

(i)	by limiting the number of Options which may be granted to each Eligible Person who is a director of the Corporation or a Subsidiary but not an employee or officer of the Corporation or a Subsidiary to 5,000 Options per fiscal year;

(ii)	by restricting the period during which an Option shall be exercisable to no more than 5 years for Options granted after February 11, 2003; and

(iii)	by increasing the maximum number of common shares reserved for issuance pursuant to the plan from 3,400,000 common shares to 4,800,000 common shares; and

(b)	any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to do and perform all things, including the execution of documents, which may be necessary or desirable to give effect to the foregoing resolution.”

To be effective, this resolution must be passed by a majority of the votes cast by shareholders who vote in person or by proxy with respect to this resolution.

Recommendation

The Board believes the passing of the resolution is in the best interests of the Corporation and recommends that shareholders vote in favour of the resolution. Proxies received in favour of management will be voted in favour of the resolution, unless the shareholder has specified in the proxy that his Shares are to be voted against such resolution.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Shareholders may, upon request made to the secretary of the Corporation, receive the following documents from the Corporation free of charge:

1.	the Corporation’s Annual Information Form dated May 2, 2002 and any document incorporated by reference therein;

2.	the Corporation’s audited consolidated comparative annual financial statements for the fiscal years ended December 31, 2001 and 2002, together with reports of auditors thereon; and

3.	the Corporation’s management information circular dated March 27, 2002.

DATED at Toronto, Ontario this 21st day of March, 2003.

By Order of the Board of Directors

(signed) W. Shaun Jackson Executive Vice President and Chief Financial Officer

SCHEDULE “A”

CORPORATE GOVERNANCE PROCEDURES

In this Schedule, the Corporation’s governance procedures are compared with the TSX Guidelines for effective corporate governance.

In addition, the Corporation has considered the proposed amendments to the TSX Guidelines published in the spring of 2002 and not yet formally implemented as of December 31, 2002, as well as the further set of proposed amended guidelines circulated by the TSX in December 2002. In response to these amended guidelines, when they are finalized, the Board will reassess and make any necessary changes to the Corporation’s governance practices.

Further, the Board has been renewing its governance practices in response to the SOX and the NYSE Proposals. The United States Securities and Exchange Commission (“SEC”) is in the process of issuing rules and regulations to give effect to the provisions of SOX, and is currently considering approval of the NYSE Proposals. As provisions of SOX and the NYSE Proposals come into effect, the Board will review and amend its governance practices on an ongoing basis in response to these standards. Where indicated below, the Corporation’s existing governance procedures are also compared to certain NYSE Proposals which differ from or are in addition to the TSX Guidelines.

TSX Guidelines			Corporation's Alignment	Corporation's Governance Procedures

1.	The board should explicitly assume responsibility for stewardship of the Corporation and specifically for:		yes	The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value.

	(i)	adoption of a strategic planning process	yes	The Board approves strategic plans of the Corporation. A significant portion of each regular Board meeting is devoted to strategic plans and opportunities available to the Corporation. Such discussions enable directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management.

	(ii)	identification of the principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage those risks	yes	The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation's underwriting disciplines, investment criteria for reserves, technology implementation and disaster planning. The Board also reviews the methods and procedures established by management with respect to the control of key risks.

	(iii)	succession planning, including appointing, training and monitoring senior management	yes	The Board and the Compensation and Management Resources Committee is mandated to review succession planning for senior management, including monitoring the performance of senior management and assessing the depth of management at the Corporation and its material subsidiaries.

TSX Guidelines			Corporation's Alignment	Corporation's Governance Procedures

	(iv)	communications policy	yes	The Board has approved a Disclosure Policy covering the timely dissemination of all material information. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. A Disclosure Policy Committee has been established to monitor events at the Corporation to ensure timely disclosure. The Corporation seeks to communicate with its shareholders and other stake holders through a variety of channels, including its annual report, quarterly reports, Annual Information Form, news releases, web site, briefing sessions and group meetings.

(v)	integrity of internal control and management information systems	yes	The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Audit Committee meets with the Corporation's auditor and management to assess the adequacy and effectiveness of these systems.

As required by SOX, the Chief Executive Officer and Chief Financial Officer have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation's internal controls and procedures.

2.	A majority of directors should be "unrelated". Under the NYSE Proposals, there is also a requirement for a majority of "independent" directors. See item 3.		yes	All directors nominated by management for re-election on February 10, 2003, with the exception of the Chairman and Chief Executive Officer, Mr. Star and the President of Kingsway America Inc., Mr. Zuhlke, are unrelated based on the criteria contained in the TSX Guidelines.

3.	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

Under the NYSE Proposals, certain relationships are deemed to render a director as not "independent". In addition, no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Disclosure must be made of the basis for each determination. In addition, a director is deemed to be independent if the director receives, or whose immediate family members receive, more than US$100,00 per year in direct compensation from the listed company.	yes	Based on information provided by directors as to their individual circumstances, the Board has determined that only two of the eight persons proposed for election to the Board for 2003 are "related".

The Board is developing categorical standards for determining the independence of members of the Board and its committees based on the NYSE "independence" standards in addition to the "related" standards of the TSX. Based on information provided by directors as to their individual circumstances, the Board has determined that all directors standing for election to the Board for 2003, with the exception of Mr. Star and Mr. Zuhlke, are "independent" under the NYSE Proposals.

TSX Guidelines		Corporation's Alignment	Corporation's Governance Procedures

4.	The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are "unrelated" directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The NYSE Proposals will require a nominating committee to be composed solely of "independent" directors.	yes	The Nominating Committee is responsible for identifying and recommending to the Board suitable director candidates. The Nominating Committee is also responsible for ensuring that each member of the Board is assessed against appropriate standards. All members of the Nominating Committee are "unrelated" directors.

All members of the Nominating Committee are "independent" directors under the standards set by the NYSE Proposals.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	yes	The Nominating Committee conducts an annual evaluation of the effectiveness of the Board, its committees and the contribution of individual directors. The Nominating Committee reviews the operation of the Board and committees, adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and the effectiveness of the Chairman in managing Board meetings.

6.	The board should provide an orientation and education program for new directors	yes	New directors are provided with details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws. They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

7.	The board should examine its size with the view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	yes	The Board has considered the matter of Board size and is of the view that the current Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	yes	The Compensation and Management Resources Committee of the Board annually reviews the compensation paid to directors to ensure that it is competitive and aligns the interests of directors with those of shareholders. The Compensation and Management Resources Committee recommendations are submitted to the Board for consideration and approval.

TSX Guidelines		Corporation's Alignment	Corporation's Governance Procedures

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated.

	The NYSE Proposals will require that the audit, compensation and nominating committees be composed solely of "independent" directors.	yes	All Board committees are composed solely of Outside Directors who are "unrelated", except for the Investment Committee. Mr. Star is a member of the Investment Committee.

10.	The board should assume responsibility for, or assign to a committee of directors responsibility for developing the approach to corporate governance issues.	Yes	The Board has mandated the Audit Committee monitor governance practices and review the Corporation's governance practices to ensure the Corporation continues to exemplify high standards of corporate governance. The Board reviews its corporate governance practices regularly.

11.	The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities.	yes	The Board has given a mandate to the Compensation and Management Resources Committee to develop position descriptions for senior management. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval.

12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "Lead Director".	yes	The Board has formally adopted the structure of Lead Director and has given that responsibility to F. Michael Walsh. The Lead Director's responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer and the Board, procedures to govern the Board's performance.

The Lead Director chairs all Board meetings at which only non-management directors are present. During their meetings, Board committees also hold sessions with only non-management directors present.

	Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board's relationship to management to a committee of the board.	yes	The Board has formally passed a resolution requiring it to meet at least twice annually in an in-camera session at which only non-management directors are present. It is the Board's policy to also meet in in-camera at the regular board meeting during which the report of the Compensation and Management Resources Committee is considered. During their meetings, the Audit Committee and the Compensation and Management Resources Committee also hold sessions with only non-management directors present.

13.	The audit committee should be composed only of outside directors.

The NYSE Proposals contain a higher independence standard for members of the audit committee, disallowing any compensation to such members other than directors' fees received from the company.	yes	The Audit Committee is composed entirely of Outside Directors.

None of the members of the Audit Committee receives, directly or indirectly, any compensation from the Corporation other than director's fees and stock options granted to all Outside Directors.

TSX Guidelines		Corporation's Alignment	Corporation's Governance Procedures

All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise.

The board should determine the definition of and criteria for "financial literacy" and "account or related financial expertise".	yes	All members of the Audit Committee are financially literate and have financial expertise and the Chair is a chartered accountant (in good standing) and at least one member has accounting or related financial expertise.

In considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of an insurance company.

The Board will be reconsidering the definition of "accounting or related financial expertise" in light of the proposed SEC rules recently published in response to SOX, which will require each issuer to disclose the number and names of "financial experts" serving on the issuer's audit committee and confirm that they are independent of management.

	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	yes	The roles and responsibilities of the Audit Committee are set out in the Committee's charter and are detailed in the Audit Committee Report presented on page • of the Circular.

	The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	yes	The Audit Committee meets separately with the auditor, the Corporation's actuary and management to discuss the state of internal control.

	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	yes	As outlined in its mandate, the Audit Committee requires management to implement and maintain appropriate internal controls. The Committee reviews and approves appropriate internal control policies required under SOX and various legislation governing insurance companies.

14.	The board should implement a system to enable an individual director to engage an outside advisor at the company's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	yes	Individual directors may, with the concurrence of the Chair of the Audit Committee or the Chairman and Chief Executive Officer, engage outside advisors at the expense of the Corporation.

KINGSWAY ANNOUNCES COMPLETION OF PRIVATE PLACEMENT OF TRUST PREFERRED SECURITIES

Toronto, Ontario (May 15, 2003) — Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) today announced it had completed the private placement of approximately US$17.5 million in 30-year floating rate trust preferred securities, with net proceeds of approximately US$17.0 million.

The net proceeds of the offering will be used to provide additional capital to Kingsway’s subsidiaries to support the growth of our business and for general corporate purposes, which may include the repayment of existing credit facilities.

The trust preferred securities have not been registered under the United States Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures, trust preferred securities or any other securities, nor will there be any sale of the debentures, the trust preferred securities or any other security in any jurisdiction in which such an offer or sale would be unlawful.

About the Company

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008

KINGSWAY ANNOUNCES COMPLETION OF SECOND PRIVATE PLACEMENT OF TRUST PREFERRED SECURITIES

Toronto, Ontario (May 22, 2003) — Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) today announced it had completed another private placement of approximately US$15.0 million in 30-year floating rate trust preferred securities, with net proceeds of approximately US$14.5 million.

The net proceeds of the offering will be used to provide additional capital to Kingsway’s subsidiaries to support the growth of our business and for general corporate purposes, which may include the repayment of existing credit facilities.

This private placement and the transaction completed last week, together with the Company’s first quarter net income of $24.4 million, have enhanced the Company’s capital base by approximately $70 million since the beginning of the year.

“We are pleased to be able to complete these transactions as the additional capital will support the continued profitable growth of our business and allow us to take advantage of the significant opportunities we are seeing in our industry”, said Bill Star, President & Chief Executive Officer.

The trust preferred securities have not been registered under the United States Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures, trust preferred securities or any other securities, nor will there be any sale of the debentures, the trust preferred securities or any other security in any jurisdiction in which such an offer or sale would be unlawful.

About the Company

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008

KINGSWAY FINANCIAL SERVICES INC.
REPORT PURSUANT TO SECTION 114
OF THE REGULATION TO THE SECURITIES ACT (QUEBEC)

Pursuant to the exercise of options, 24,010 Common Shares of Kingsway Financial Services Inc. were issued to residents of the province of Quebec during the year ended December 31, 2002. A total of 29,000 options to purchase Common Share options were granted to residents of Quebec during the year ended December 31, 2002.